Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                        E-mail:  grhlaw@hotmail.com

February 3, 2010

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Andrew Mew, Accounting Branch Chief
Mr. Robert Babula, Staff Accountant
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re:          Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
File No. 0-27131

Gentlemen:

As outside counsel to Transfer Technology International Corp. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated November 10, 2009, regarding the matters listed above.  The staff’s comments are reproduced below in bold italics and followed by the Company’s response.  If our responses are acceptable to the staff, we will file amended and restated annual and quarterly filings as necessary to disclose the changes.

Form 10-K for the year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9.

Results of Operations, page 9

1.
We note your response to comment 3 of our letter dated August 28, 2009.  Please explain to us what you mean by your statement that your software was not being carried on the books.  In this regard, please explain if the software intangible asset was fully amortized or written off when sold.  If the asset was never recorded on your books, please explain or revise your financial statements.

Response:  The software was purchased and recorded as an intangible asset on the Company’s books during January 2006. At year end December 31, 2006, it was determined the software was impaired, and as such, was written down to $0 value. We refer you to footnote 10 on the Company’s 10-K filed for year ended December 31, 2006  as follows:

NOTE 10 – IMPAIRMENT OF INTANGIBLE ASSETS

In December 2006, the Company recognized an impairment loss on our intangible assets due to the inability to continue selling and developing our software. The impairment loss relates to the Company’s Silent SwordTM software and related trademarks. As a result, the Company recorded an impairment charge of $100,796 in the accompanying consolidated statement of operations for the year ended December 31, 2006.

Consolidated Balance Sheet, page 15

2.	We note your response to comment 6 of our letter dated August 28, 2009. We reissue our prior comment. Please address the following:

•	We note your CEO is the trustee of the SB Investment Trust. Please tell us if TTIN and the SB Investment Trust are related parties under common control. If not, then explain the relationship.

Response:  Our CEO, Mr. Chris Trina, is the trustee of the SB Investment Trust.  The beneficiary of the trust was Mr. Trina’s sister.  Mr. Trina became the trustee of the trust on January 24, 2008, approximately three months following the death of his sister’s husband.  Accordingly, he is a control person of the Company and also controls the SB Investment Trust.  By strict definition these two entities are both under the control of Mr. Trina.  The entities have had no business relationship other than the Company acquired the patents from the Trust, the Trust made the Company a 90 day bridge loan and the Trust is a shareholder of the Company.

•
Cite for us the relevant GAAP you used to account for the issuance of shares to acquire the patents.  In this regard, we remain uncertain why you did not record an asset and assign a fair value for the patents acquired, or record the patents at carry-over basis if it is a transaction between related parties under common control.  Your statement that “[t]he patents were not recorded on the books since the purchase was not an arms length transaction” does not appear to comply with GAAP.  Tell us how much SB Investment Trust paid for the patents or if a third party initially developed the patents.  Absent further evidence it would appear that the patents should have been recorded on the books based on fair value.  Please advise, or revise.  We may have further comment.

Response:  The Company did not record the patents acquired from SB Investment Trust as an asset or at fair market value since the patents had minimal value. SB Investment Trust acquired the patents for approximately $11,000 through an auction from the assignor who was in bankruptcy proceedings. The Company notes that the assignor auctioned the patents and SB Investment Trust purchased the patents for an approximate value of $11,000.   Ninety days later the Company acquired the patents from SB Investment Trust in exchange for 600,000 shares of Company's common stock. Since the assignor sold the patents for a minimal value to SB Investment Trust the Company did not record any value for the patents on its balance sheet when it acquired the patents from SB Investment Trust. The Company will revise its April 2nd 2008 journal entry and record the nominal value of $11,000 as a intangible asset on the balance sheet.  See Journal entry revision below.

•
Citing relevant GAAP literature you relied upon; explain to us your basis in recording the beneficial interest expense as opposed to equity upon the issuance of shares to settle your loan payable to a related party.  Please advise, or revise.

Response:  The Company will revise the journal entry and post the beneficial interest expense to Additional Paid In Capital(“APIC).  See the original journal entry set forth below.

•
We are uncertain how you determined that the 1,258,124 shares issued had a fair value of $.80 cents per shares.  In this regard, your historical stock price during the first quarter of 2008 does not appear to support this fair value.

Response:  The transaction was not finalized and recorded until April 2, 2008 on which date the stock was trading at $.80 per share.  We have verified this price through Market Watch quote system. However since this a related party transaction we have now recorded the transaction at the patents’ auction value of $11,000 and reversed the entry for beneficial interest expense.

•
Tell us the original terms of the apparent $98,000 convertible loan payable to SBI Trust.  Provide us the original journal entries when recording the issuance of the convertible loan to SBI Trust and the related initial beneficial conversion amount.  In your response, support your accounting by providing to us the calculation on how you derive the initial beneficial conversion amount.  Tell us and disclose the facts and circumstances surrounding the extinguishment of the convertible loan payable to SBI Trust and where you had recorded the transaction in the financial statements.

Response:  TTIN owed SB Investment Trust $98,000 which was bridge financing on a 90 day note originated in February 2008, to come due in May 2008.   In April, 2008, the SB Investment Trust agreed to allow the Company to pay the debt ahead of time for stock.  In settlement of that loan and to purchase the patents, TTIN issued SB Investment Trust 1,258,124 shares of TTIN common stock (658,124 shares to settle the loan and 600,000 shares to purchase the patents).

The original journal entry to record the transaction was as follows:

2-Apr-08	Dr.	Cr.

Loan Payable - SBI	98,000.00
Capital Stock		1,258.12
Additional Paid-In Capital		1,005,241.08
Beneficial Interest	908,499.20	__________

	1,006,499.20	1,006,499.20

In retrospect, since the patent was acquired from a related party, the beneficial interest should have been reduced by $480,000 (600,000 shares @ $.080 per share fair market value) and $469,000 netted against additional paid-in capital and $11,000 record as an intangible asset/patent on the balance sheet.  Similarly since the loan was acquired from a related party the beneficial interest on the loan payable should have been reduced by $428,499 (658,124 shares @$.80 fair market value) and netted against additional paid-in capital.  Accordingly, the journal entry to record the transaction has been revised to the following:

2-Apr-08	Dr.	Cr.

Loan Payable - SBI	98,000.00
Capital Stock		1,258.12
Additional Paid-In Capital		107,741.88
Intangible Asset - Patent	11,000	_________
	109,000	109,000

This revised entry records payment of the loan of $98,000 and CS and APIC, 658,124 shares @$0.80 fair market value.   The revised entry records the patents on the books at a nominal value of $11,000 based on the auction purchase price.  The financial statements will be adjusted to reflect the revised journal entry.

Consolidated Statements of  Operations, page 16

3.
We note your response to comment 7 of our letter dated August 28, 2009.  We cannot locate the Schedules A and B you referenced in your response; therefore we reissue our prior comment requesting you to provide supporting calculation of the weighted average outstanding shares for the year ended December 31, 2008 and 2007.

Response:  Our calculations are attached as Schedules A and B to this letter and agree with the financial statements.  Schedules A and B were inadvertently left off our response to the Staff comment letter dated August 28, 2009, which we filed on October 20, 2009.

Note 8 – Stockholder’s Deficit, page 27

4.
We note your response to comment 9 of our letter dated August 28, 2009.  However, we remain unable to reconcile the number of issued common shares you disclosed in the consolidated statement of stockholders’ deficit to those you disclosed in Note 8 for 2008.  Please provide us a schedule to reconcile the different number of issued common shares you disclosed in the above sections for cancellation of debt, subscription, compensation, settlement of accrued expenses etc.

Response:  See attached spread sheet designated Schedule C to reconcile Footnote 8 for year 2008 and Consolidated Statements of Stockholders’ Deficit for year 2008.

In connection with this response to the comments of the staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Gary R. Henrie
Gary R. Henrie
Outside Counsel to the Company

SCHEDULE A Weighed Average Shares Outstanding

AS OF	12/31/2007	FOR THE YEAR ENDED 12/31/2007
date	number	days outst	value
01-Jan-07	376,451	365	376,451
03-Jul-07	1,500	181	744
12-Sep-07	601,162	110	181,172
08-Oct-07	15,000	84	3,452
19-Oct-07		0	0
11-Dec-07	23	20	1
12-Dec-07	1	19	0
18-Dec-07	260,000	13	9,260
18-Dec-07	130,000	13	4,630
18-Dec-07	280,000	13	9,973
18-Dec-07	5,000	13	178
18-Dec-07	67,775	13	2,414
18-Dec-07	750,000	13	26,712
18-Dec-07	13,000	13	463
18-Dec-07	50,000	13	1,781
18-Dec-07	280,000	13	9,973
18-Dec-07	85,000	13	3,027
18-Dec-07	89,675	13	3,194
18-Dec-07	25,000	13	890
18-Dec-07	451,834	13	16,093
18-Dec-07	90,367	13	3,219
18-Dec-07	400,000	13	14,247
18-Dec-07	700,000	13	24,932
18-Dec-07	271,100	13	9,656
18-Dec-07	89,479	13	3,187
18-Dec-07	33,583	13	1,196
18-Dec-07	130,000	13	4,630
18-Dec-07	850,000	13	30,274
18-Dec-07	100,000	13	3,562	6,243,982
18-Dec-07	100,000	13	3,562	(6,245,950)
18-Dec-07				(1,968)

Total	6,245,950			There was a 100 to 1 reverse stock split in year 2008
		weighed average	748,872

SCHEDULE B
Weighed Average Shares Outstanding

AS OF	12/31/2008	FOR THE YEAR ENDED 12/31/2008
date	number	days outst value
01-Jan-08	6,243,982	366	6,243,982
11-Feb-08	180,000	324	159,344
11-Feb-08	120,000	324	106,230
11-Feb-08	10,000	324	8,852
11-Feb-08	10,000	324	8,852
11-Feb-08	30,000	324	26,557
11-Feb-08	30,000	324	26,557
11-Feb-08	94,087	324	83,290
11-Feb-08	20,000	324	17,705
11-Feb-08	30,000	324	26,557
11-Feb-08	22,500	324	19,918
11-Feb-08	384,782	324	340,627
11-Feb-08	627,249	324	555,270
11-Feb-08	125,450	324	111,054
11-Feb-08	376,349	324	333,161
11-Feb-08	89,479	324	79,211
11-Feb-08	30,000	324	26,557
11-Feb-08	530,540	324	469,658
11-Feb-08	0	324	0
11-Feb-08	0	324	0
11-Feb-08	125,000	324	110,656
11-Feb-08	33,300	324	29,479
11-Feb-08	33,300	324	29,479
11-Feb-08	33,300	324	29,479
18-Dec-07	168,465	324	149,133
11-Feb-08	25,000	324	22,131
05-Mar-08	75,000	301	61,680
05-Mar-08	248,000	301	203,956
05-Mar-08	90,000	301	74,016
05-Mar-08	20,000	301	16,448
05-Mar-08	15,000	301	12,336
05-Mar-08	15,000	301	12,336
05-Mar-08	90,000	301	83,611
05-Mar-08	147,500	301	121,305
05-Mar-08	35,000	301	28,784
05-Mar-08	470,000	301	386,530
05-Mar-08	60,000	301	49,344
05-Mar-08	130,000	301	106,913
05-Mar-08	214,285	301	176,229
05-Mar-08	25,000	301	20,560
05-Mar-08	20,000	301	16,448
05-Mar-08	300,000	301	246,721
05-Mar-08	34,738	301	28,569
02-Apr-08	1,258,124	273	938,437
23-Apr-08	48,000	273	35,803
23-Apr-08	91,750	273	68,436
23-Apr-08	10,000	273	7,459
23-Apr-08	10,000	273	7,459
23-Apr-08	3,000	273	2,238
23-Apr-08	6,000	273	4,475
23-Apr-08	250,000	273	186,475
23-Apr-08	50,000	273	37,295
23-Apr-08	100,000	273	74,590
23-Apr-08	50,000	273	37,295
23-Apr-08	75,000	273	55,943
23-Apr-08	50,000	273	37,295
23-Apr-08	50,000	273	37,295
23-Apr-08	27,500	273	20,512
23-Apr-08	72,137	273	53,807
23-Apr-08	97,500	273	72,725
23-Apr-08	20,000	273	14,918
23-Apr-08	12,500	273	9,324
23-Apr-08	15,000	273	11,189
16-Jun-06	30,000	198	16,230
16-Jun-06	7,500	198	4,057
16-Jun-06	68,182	198	36,885
16-Jun-06	10,000	198	5,410
16-Jun-06	30,000	198	16,230
16-Jun-06	35,500	198	19,205
16-Jun-06	10,000	198	5,410
16-Jun-06	5,000	198	2,705
16-Jun-06	166,666	198	90,164
16-Jun-06	120,000	198	64,918
16-Jun-06	40,000	198	21,639
16-Jun-06	20,000	198	10,820
16-Jun-06	7,500	198	4,057
16-Jun-06	15,000	198	8,115
16-Jun-06	20,000	198	10,820
31-Jul-08	25,000	153	10,451
31-Jul-08	10,000	153	4,180
31-Jul-08	20,000	153	8,361
31-Jul-08	195,000	153	81,516
31-Jul-08	15,000	153	6,270
31-Jul-08	125,000	153	52,254
31-Jul-08	25,000	153	10,451
31-Jul-08	11,000	153	4,598
31-Jul-08	200,000	153	83,607
31-Jul-08	10,000	153	4,180
31-Jul-08	10,000	153	4,180
31-Jul-08	5,000	153	2,090
31-Jul-08	15,000	153	6,270
25-Aug-08	220,833	128	77,231
25-Aug-08	125,000	128	43,716
25-Aug-08	37,500	128	13,115
25-Aug-08	5,000	128	1,749
25-Aug-08	5,000	128	1,749
25-Aug-08	44,000	128	15,388
25-Aug-08	41,730	128	14,594
25-Aug-08	137,500	128	48,087
25-Aug-08	179,788	128	62,877
25-Aug-08	50,000	128	17,486
25-Aug-08	100,000	128	34,973
25-Aug-08	1,000	128	350
25-Aug-08	86,649	128	30,303
25-Aug-08	100,000	128	34,973
22-Sep-08	125,000	100	34,153
22-Sep-08	125,000	100	34,153
22-Sep-08	250,000	100	68,306
22-Sep-08	125,000	100	34,153
22-Sep-08	250,000	100	68,306
22-Sep-08	125,000	100	34,153
22-Sep-08	50,000	100	13,661
22-Sep-08	0	100	0
22-Sep-08	45,000	100	12,295
22-Sep-08	30,000	100	8,197
22-Sep-08	50,000	100	13,661
22-Sep-08	55,500	100	15,164
22-Sep-08	9,750	100	2,664
22-Sep-08	100,000	100	27,322
22-Sep-08	40,000	100	10,929
22-Sep-08	75,000	100	20,492
22-Sep-08	90,000	100	24,590
22-Sep-08	80,000	100	21,858
22-Sep-08	10,000	100	2,732
22-Sep-08	550,000	100	150,273
22-Sep-08	160,000	100	43,716
22-Sep-08	50,000	100	13,661
08-Oct-08	175,000	85	40,642
08-Oct-08	175,000	85	40,642
08-Oct-08	125,000	85	29,030
08-Oct-08	250,000	85	58,060
08-Oct-08	20,833	85	4,838
08-Oct-08	72,917	85	16,934
08-Oct-08	40,000	85	9,290
08-Oct-08	10,000	85	2,322
08-Oct-08	10,000	85	2,322
08-Oct-08	108,750	85	25,256
08-Oct-08	10,413	85	2,418
24-Oct-08	125,000	69	23,566
24-Oct-08	125,000	69	23,566
24-Oct-08	250,000	69	47,131
24-Oct-08	160,000	69	30,164
24-Oct-08	250,000	69	47,131
24-Oct-08	55,000	69	10,369
24-Oct-08	50,000	69	9,426
24-Oct-08	50,000	69	9,426
24-Oct-08	50,000	69	9,426
24-Oct-08	50,000	69	9,426
24-Oct-08	125,000	69	23,566
24-Oct-08	125,000	69	23,566
03-Nov-08	10,000	59	1,612
03-Nov-08	175,000	59	28,210
03-Nov-08	50,000	59	8,060
03-Nov-08	125,000	59	20,150
03-Nov-08	62,500	59	10,075
03-Nov-08	65,000	59	10,478
03-Nov-08	30,000	59	4,836
03-Nov-08	0	59	0
03-Nov-08	40,000	59	6,448
03-Nov-08	30,000	59	4,836
03-Nov-08	15,000	59	2,418
12-Nov-08	50,000	50	6,831
12-Nov-08	125,000	50	17,077
12-Nov-08	25,000	50	3,415
12-Nov-08	87,500	50	11,954
12-Nov-08	100,000	50	13,661
12-Nov-08	200,000	50	27,322
12-Nov-08	32,000	50	4,372
12-Nov-08	75,000	50	10,246
12-Nov-08	250,000	50	34,153
12-Nov-08	500,000	50	68,306
12-Nov-08	150,000	50	20,492
12-Nov-08	25,000	50	3,415
10-Dec-08	25,000	22	1,503
10-Dec-08	102,272	22	6,147
10-Dec-08	34,000	22	2,044
10-Dec-08	189,393	22	11,384
10-Dec-08	75,000	22	4,508
10-Dec-08	10,000	22	601
10-Dec-08	10,000	22	601
10-Dec-08	20,000	22	1,202
10-Dec-08	100,000	22	6,011
10-Dec-08	25,000	22	1,503
10-Dec-08	30,000	22	1,803
10-Dec-08	15,000	22	902
10-Dec-08	50,000	22	3,005
10-Dec-08	25,000	22	1,503
10-Dec-08	45,000	22	2,705
10-Dec-08	15,000	22	902
10-Dec-08	50,000	22	3,005
10-Dec-08	50,000	22	3,005
10-Dec-08	50,000	22	3,005
10-Dec-08	30,000	22	1,803
10-Dec-08	12,500	22	751
10-Dec-08	75,000	22	4,508
10-Dec-08	25,000	22	1,503

02-Oct-08	-200,000	91	-49,727
10-Oct-08	-25,000	83	-5,669
17-Oct-08	-100,000	76	-20,765
24-Oct-08	-324,469	69	-61,170
27-Oct-08	-200,000	66	-36,066
17-Nov-08	-90,000	45	-11,066
17-Nov-08	-50,000	45	-6,148
20-Nov-08	-50,000	42	-5,738
20-Nov-08	-100,000	42	-11,475
03-Dec-08	-50,000	29	-3,962
03-Dec-08	-50,000	29	-3,962
16-Dec-08	-100,000	16	-4,372

total	22,798,024
	weighed average for the year end 12/31/2008		14,679,275	weighted average

SCHEDULE C
Transfer Technology International Corporation
Reconciliation of Footnote Number 8
to Consolidated Statements of Stockholders' Equity
12/31/2009

Shares Issued	1st qtr	2nd qtr	3rd qtr	4th qtr	Total

Compensation expense	2,147,185	858,416	2,023,212	1,931,078	6,959,891

Subscription	-	765,319	2,172,038	3,204,500	6,141,857
					-
Note conversion	2,521,401	1,292,862	-	500,000	4,314,263
					-
Settlement of accrued expenses	470,000	-	-	62,500	532,500
					-
Cancellation	-	-	(55,000)	(1,339,469)	(1,394,469)

	5,138,586	2,916,597	4,140,250	4,358,609	16,554,042

Beginning balance 1/1/08					6,243,982

Transactions for the year					16,554,042

Per stockholders equity and stock transfer AGENT 12/31/08					22,798,024

Transactions listed in Note 8
2/7/2008	3,183,801
3/4/2008	1,954,785	5,138,586

5/9/2008	34,738
6/30/2008	1,423,124
6/30/2008	98,000
6/30/2008	595,416
6/30/2008	765,319	2,916,597

9/30/2009	1,767,038
9/30/2009	1,248,212
9/30/2009	150,000
9/30/2009	570,000
9/30/2009	405,000	4,140,250

12/31/2008	3,204,500
12/31/2008	1,836,078
12/31/2008	95,000
12/31/2008	500,000
12/31/2008	62,500
12/31/2008	(1,339,469)	4,358,609

		16,554,042